Exhibit 99.1

Summit Therapeutics plc

(“Summit” or “the Company”)

SUMMIT RECEIVES RARE PEDIATRIC DISEASE DESIGNATION FROM US FDA FOR EZUTROMID IN TREATMENT OF DUCHENNE MUSCULAR DYSTROPHY

Oxford, UK, 27 September 2016 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and Clostridium difficile infection, today announces it has received Rare Pediatric Disease designation from the US Food and Drug Administration (‘FDA’) for ezutromid in the treatment of DMD. As a utrophin modulator, ezutromid has potential as a disease-modifying treatment for all patients with the fatal muscle wasting disease DMD, regardless of their underlying dystrophin gene mutation.

“Rare Pediatric Disease designation builds upon the Fast Track and Orphan Drug designations which the FDA has already awarded to ezutromid, recognizing a significant unmet medical need in the treatment of DMD,” said Glyn Edwards, Chief Executive Officer of Summit. “We plan to leverage these regulatory advantages in the continued clinical development of ezutromid, which is currently in a Phase 2 clinical trial called PhaseOut DMD, to bring ezutromid to patients in need as quickly as possible.”

The FDA defines ’Rare Pediatric Disease’ as a disease that primarily affects individuals aged from birth to 18 years and affects fewer than 200,000 persons in the US. Under the Rare Pediatric Disease Priority Review Voucher programme, a sponsor who receives an approval for a drug or biologic for a ‘rare pediatric disease’ may qualify for a voucher which can be redeemed to receive a priority review of a subsequent marketing application for a different product. The Priority Review Voucher is requested at the time of the marketing application and awarded upon approval of the product. The voucher may only be used once, but may be sold or transferred an unlimited number of times. The Rare Pediatric Designation follows on the recently granted Fast Track designation by the FDA for ezutromid. The Rare Pediatric Priority Review Voucher programme is set to expire on 1 October 2016, although the US Congress is currently considering legislation to extend the programme. If the programme is not renewed, the FDA will no longer award pediatric vouchers to otherwise eligible sponsors.

About Utrophin Modulation in DMD

DMD is a progressive muscle wasting disease that affects around 50,000 boys and young men in the developed world. The disease is caused by different genetic faults in the gene that encodes dystrophin, a protein that is essential for the healthy function of all muscles. There is currently no cure for DMD and life expectancy is into the late twenties. Utrophin protein is functionally and structurally similar to dystrophin. In preclinical studies, the continued expression of utrophin has a meaningful, positive effect on muscle performance. Summit believes that utrophin modulation has the potential to slow down or even stop the progression of DMD, regardless of the underlying dystrophin gene mutation. Summit also believes that utrophin modulation could potentially be complementary to other therapeutic approaches for DMD. The Company’s lead utrophin modulator, ezutromid, is an orally administered, small molecule. DMD is an orphan disease, and the US Food and Drug Administration and the European Medicines Agency have granted Orphan Drug designation to ezutromid. Orphan drugs receive a number of benefits including additional regulatory support and a period of market exclusivity following approval. In addition, ezutromid has been granted Fast Track designation and Rare Pediatric Disease designation by the FDA.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel:	+44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP
(Nominated Adviser) Liam Murray / Tony Rawlinson	Tel:	+44 (0)20 77148 7900

N+1 Singer
(Broker) Aubrey Powell / Jen Boorer	Tel:	+44 (0)20 7496 3000

MacDougall Biomedical Communications
(US media contact) Chris Erdman / Karen Sharma	Tel:	+1 781 235 3060
cerdman@macbiocom.com / ksharma@macbiocom.com

Consilium Strategic Communications	Tel:	+44 (0)20 3709 5700
(Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	summit@consilium-comms.com

Forward-looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2016. Accordingly readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

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